Exhibit 21.1

SUBSIDIARIES OF BROADMARK REALTY CAPITAL INC.

Subsidiary	Jurisdiction of Incorporation or Formation
BRMK Lending, LLC	Delaware
BRMK Management, Corp.	Delaware
Broadmark Private REIT Management, LLC	Delaware
Cataldo Square, LLC	Washington
PBRELF Clearview Sheldon, LLC	Washington
PBRELF Peak, LLC	Washington
South Hill Meridian, LLC	Washington
BRMK Jefferson, LLC	Colorado
BRMK Wasatch Properties LLC	Washington
BRMK Dayton Townhomes LLC	Colorado
BRMK Roth Park Building B LLC	Colorado
BRMK Echo Lake LLC	Washington
BRMK Akard LLC BRMK Sage Creek LLC BRMK 411 Sam Houston, LLC	Washington Washington Texas
BRMK Dakin LLC BRMK Blueprint LLC BRMK Grove LLC	Colorado Colorado Washington